                                                                   Exhibit 12.2
                    SARA LEE CORPORATION AND SUBSIDIARIES
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                  AND PREFERRED STOCK DIVIDEND REQUIREMENTS
                          (IN MILLIONS EXCEPT RATIOS)


                                                             Twenty-Six Weeks Ended
                                                            -------------------------
                                                             Dec. 27,       Dec. 28,
                                                              1997 (1)        1996
                                                            ----------     ----------
Fixed charges and preferred stock dividend requirements:
     Interest expense                                        $    109       $    108
     Interest portion of rental expense                            33             33
                                                            ----------     ----------

     Total fixed charges before capitalized interest
          and preferred stock dividend requirements               142            141
     Capitalized interest                                           9              5
     Preferred stock dividend requirements (2)                     13             21
                                                            ----------     ----------

          Total fixed charges and preferred stock
               dividend requirements                         $    164       $    167
                                                            ----------     ----------
                                                            ----------     ----------

Earnings available for fixed charges and preferred
          stock dividend requirements:
     Income(loss) before income taxes                        $ (1,212)      $    770
     Less undistributed income in minority-owned companies         (2)            (4)
     Add minority interest in majority-owned subsidiaries          15             15
     Add amortization of capitalized interest                      10             12
     Add fixed charges before capitalized interest and
          preferred stock dividend requirements                   142            141
                                                            ----------     ----------

          Total earnings(losses) available for fixed charges
               and preferred stock dividend requirements     $ (1,047)      $    934
                                                            ----------     ----------
                                                            ----------     ----------

Ratio of earnings(losses) to fixed charges and preferred
          stock dividend requirements                            (6.4)           5.6
                                                            ----------     ----------
                                                            ----------     ----------


(1) During the second quarter of fiscal 1998, the Corporation recorded a pretax charge of $2.0 billion in connection with various restructuring actions.

(2) Preferred stock dividends in the computation have been increased to an amount representing the pretax earnings that would have been required to cover such dividends.


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